Exhibit 99.1
TowerJazz Presents First Quarter 2011 Financial Results:

 Revenue Up 6% Year-over-Year with 13% EBITDA Growth

Ramping internal capacity and in advanced stage to purchase Micron’s manufacturing facility in Japan, effectively doubling production capacity, to meet mid- to longer term customer demand

MIGDAL HAEMEK, Israel – May 17, 2011 – TowerJazz, the global specialty foundry leader, today announced financial results for the first quarter ended March 31, 2011.

First Quarter 2011 Highlights

•	Revenues of $120.6 million, up 6 percent year-over-year

•	EBITDA of $40 million, up 13 percent year-over-year

•	Cash and short-term deposits balance at quarter-end of $184 million

•	Net profit on a non-GAAP basis at $31.5 million, up 19 percent year-over-year and representing a net margin of 26 percent; GAAP net loss of $5 million, an improvement of $31 million year-over-year

•	Received during the quarter the official approval certificate from the Israeli Investment Centre for the receipt of up to 150 million NIS (approximately $42 million)

•	Signed a non-binding term sheet to purchase Micron’s manufacturing facility in Japan, with production capacity of 60,000 wafers per month.

•	Micron to become a 6% long-term strategic shareholder with holdings of 20 million ordinary shares.

CEO Perspective
Russell Ellwanger, Chief Executive Officer, commented: “Q1 was a significant quarter for TowerJazz, with much progress towards realization of multiple strategic milestones and business opportunities. We signed a non-binding term-sheet with Micron Technologies to acquire the 60,000 wafers per month fab in Nishiwaki with a multi-year loading agreement.  Considering that in Q1 we continued the 2010 momentum of triple digit per quarter design wins, the substantial added capacity of the Nishiwaki factory will be required as these design wins enter into volume production ramps. In Q1 we reached business understandings for new and expanded opportunities with multiple existing customers for state-of-the-art RF and Power Management platforms, which promise to reach revenue levels of multiple tens of millions of dollars per customer within the next years. Additionally, we completed installation and qualification of the first tools for our internal Epi center, hence expanding our strategic relationship with a very large volume long-term customer. We’re additionally pleased and excited to have Micron as a long-term strategic shareholder, expecting to close the aforementioned deal within the next few months.”

First quarter 2011 results summary
First quarter 2011 revenue reached $120.6 million, a 6 percent growth over first quarter 2010 revenue of $113.8 million, in line with industry trends.

On a non-GAAP basis, as described and reconciled below, the first quarter 2011 gross profit was $53 million, representing a 44 percent gross margin. This is an 8 percent increase over the gross profit of $49 million, achieved in the first quarter of 2010, representing a gross margin of 43 percent.

Non-GAAP operating profit increased by 14 percent to $40 million, or operating margin of 33 percent, when compared with operating profit of $35 million, or operating margin of 31 percent, as achieved in the first quarter of 2010.

On a GAAP basis, the net loss was $5 million, or $0.02 per share, an improvement when compared with a net loss of $36 million, or $0.18 per share, in the first quarter of 2010.

On a non-GAAP basis, net profit was $31.5 million, an increase of 19 percent over net profit of $26 million, achieved in the first quarter of 2010.

EBITDA for the first quarter of 2011 was $40 million, an increase of 13 percent as reported in the first quarter of 2010.

The Company’s cash and short-term deposits balance as of March 31, 2011 was $184 million, following a $15 million advance payment to its lender banks, $101 million higher than the $83 million cash on hand it had as of the end of the first quarter of 2010.

Financial Guidance
TowerJazz is currently in advance stages of negotiation and documentation of the definitive agreement with Micron, which should close within the next few months with a target to close within the second quarter 2011. Since there is no assurance as to the exact closing date, if at all, and hence the revenue consolidation starting point, the Company cannot provide guidance for the second quarter at this point.

Conference Call and Web Cast Announcement
TowerJazz will host a conference call to discuss first quarter 2011 results today, May 17, 2011, at 10:00 a.m. Eastern Time (EST) / 5:00 p.m. Israel time.

To participate, please call: 1-888-407-2553 (U.S. toll-free number) or +972-3-918-0609 (international) and mention ID code: TOWER-JAZZ

Callers in Israel are invited to call locally by dialing 03-918-0609. The conference call will also be Web cast live at www.earnings.com and at www.towerjazz.com and will be available thereafter on both websites for replay for a period of 90 days, starting a few hours following the call.

As previously announced, beginning with the fourth quarter of 2007, the Company has been presenting its financial statements in accordance with U.S. GAAP.

This release, including the financial tables below, presents other financial information that may be considered "non-GAAP financial measures" under Regulation G and related reporting requirements promulgated by the Securities and Exchange Commission as they apply to our company. These non-GAAP financial measures exclude (1) depreciation and amortization, (2) compensation expenses in respect of options granted to directors, officers and employees and, (3) financing expenses, net other than interest accrued, such that non-GAAP financial expenses, net include only interest accrued during the reported period, whether paid or payable. Non-GAAP financial measures should be evaluated in conjunction with, and are not a substitute for, GAAP financial measures. The tables also present the GAAP financial measures, which are most comparable to the non-GAAP financial measures as well as reconciliation between the non-GAAP financial measures and the most comparable GAAP financial measures.

As applied in this release, the term Earnings Before Interest Tax Depreciation and Amortization (EBITDA) consists of loss, according to U.S. GAAP, excluding interest and financing expenses (net), tax, depreciation and amortization and stock based compensation expenses. EBITDA is not a required GAAP financial measure and may not be comparable to a similarly titled measure employed by other companies.

EBITDA and the non-GAAP financial information presented herein should not be considered in isolation or as a substitute for operating income, net income or loss, cash flows provided by operating, investing and financing activities, per share data or other income or cash flow statement data prepared in accordance with GAAP and is not necessarily consistent with the non-GAAP data presented in previous filings.

About TowerJazz
Tower  Semiconductor  Ltd. (NASDAQ: TSEM, TASE: TSEM), the global specialty foundry  leader  and  its fully owned U.S. subsidiary Jazz Semiconductor, operate collectively under the brand name TowerJazz, manufacturing integrated circuits  with geometries ranging  from  1.0  to  0.13-micron. TowerJazz provides industry leading design enablement tools to allow complex designs to be achieved quickly and more accurately and offers a broad range of customizable process technologies including SiGe,  BiCMOS, Mixed-Signal and RFCMOS, CMOS Image Sensor,  Power  Management  (BCD), and Non-Volatile Memory (NVM) as well as MEMS  capabilities. To provide world-class customer service, TowerJazz maintains two manufacturing facilities in Israel and one in the U.S. with additional capacity available in China through manufacturing partnerships. For more information, please visit www.towerjazz.com.

Forward Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements and you should not place any undue reliance on such forward-looking statements. Potential risks and uncertainties include, without limitation, risks and uncertainties associated with: (i) maintaining existing customers and attracting additional customers, (ii) cancellation of orders, (iii) failure to receive orders currently expected (iv) the cyclical nature of the semiconductor industry and the resulting periodic overcapacity, fluctuations in operating results and future average selling price erosion, (v) the large amount of debt and liabilities and having sufficient funds to satisfy our debt obligations and other liabilities on a timely basis, (vi) operating our facilities at high utilization rates which is critical in order to defray the high level of fixed costs associated with operating a foundry and reduce our losses, (vii) our ability to satisfy the covenants stipulated in our agreements with our lenders, banks and bond holders, (viii) our ability to capitalize on potential increases in demand for foundry services, (ix) meeting the conditions to receive Israeli government grants and tax benefits approved for Fab2, including the receipt of cash grants under the approval certificate recently received from the Israeli Investment Center for up to 150 million NIS grants, (x) our ability to accurately forecast financial performance, which is affected by limited order backlog and lengthy sales cycles, (xi) the purchase of equipment to increase capacity, the completion of the equipment installation, technology transfer and raising the funds therefor, (xii) the concentration of our business in the semiconductor industry, (xiii) product returns, (xiv) our ability to maintain and develop our technology processes and services to keep pace with new technology, evolving standards, changing customer and end-user requirements, new product introductions and short product life cycles, (xv) competing effectively, (xvi) achieving acceptable device yields, product performance and delivery times, (xvii) possible production or yield problems in our wafer fabrication facilities, (xviii) our ability to manufacture products on a timely basis, (xix) our dependence on intellectual property rights of others, our ability to operate our business without infringing others’ intellectual property rights and our ability to enforce our intellectual property against infringement, (xxi) our ability to fulfill our obligations and meet performance milestones under our agreements, including successful execution of our agreement with an Asian entity signed in 2009, (xxiii) retention of key employees and retention and recruitment of skilled qualified personnel, (xxiv) exposure to inflation, currency exchange and interest rate fluctuations and risks associated with doing business internationally and in Israel, (xxv) fluctuations in the market price of our traded securities may adversely affect our reported GAAP non-cash financing expenses and (xxvi) successfully sign and close the definitive agreements currently in negotiations with Micron Technology for the acquisition of its Japan fab in Nishiwaki, (xxvii) successfully achieving the anticipated benefits from the acquisition Micron Technology’s Japan fab in Nishiwaki, including its successful integration into TowerJazz, and (xxviii) business interruption due to fire, the security situation in Israel and other events beyond our control.

A more complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect our business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-3, F-4, S-8 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC. Future results may differ materially from those previously reported. The Company does not intend to update, and expressly disclaims any obligation to update, the information contained in this release.

Contacts

TowerJazz Investor Relations Noit Levi, +972 4 604 7066 Noit.levi@towerazz.com	CCG Investor Relations Ehud Helft / Kenny Green, (646) 201 9246 towersemi@ccgisrael.com

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
 CONSOLIDATED BALANCE SHEETS
(dollars in thousands)

	March 31,	December 31,
	2011	2010
	(Unaudited)
A S S E T S

CURRENT ASSETS
Cash, short-term deposits and designated deposits	$183,562	$198,382
Trade accounts receivable	66,435	67,415
Other receivables (*)	31,264	5,344
Inventories	45,894	42,512
Other current assets	10,405	8,422
Total current assets	337,560	322,075

LONG-TERM INVESTMENTS	31,194	31,051

PROPERTY AND EQUIPMENT, NET	353,655	375,325

INTANGIBLE ASSETS, NET	51,193	54,247

GOODWILL	7,000	7,000

OTHER ASSETS, NET (**)	16,995	12,030

TOTAL ASSETS	$797,597	$801,728

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Short term debt	$132,001	$122,179
Trade accounts payable	57,299	48,656
Deferred revenue	28,137	40,273
Other current liabilities	37,034	38,914
Total current liabilities	254,471	250,022

LONG-TERM DEBT	332,118	359,480

OTHER LONG-TERM LIABILITIES	68,459	74,444

Total liabilities	655,048	683,946

SHAREHOLDERS' EQUITY	142,549	117,782

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$797,597	$801,728

(*) Includes $27,291 related to investments grants as of March 31, 2011

(**) Includes $5,194 related to investments grants as of March 31, 2011

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars in thousands, except per share data)

	Three months ended
	March 31,
	2011	2010	2009
	GAAP	GAAP	GAAP

REVENUES	$120,620	$113,796	$58,059

COST OF REVENUES	90,075	97,474	75,140

GROSS PROFIT (LOSS)	30,545	16,322	(17,081)

OPERATING COSTS AND EXPENSES

Research and development	5,624	5,854	4,356
Marketing, general and administrative	9,569	10,313	6,735

	15,193	16,167	11,091

OPERATING PROFIT (LOSS)	15,352	155	(28,172)

FINANCING EXPENSE, NET	(19,214)	(33,791)	(978)

OTHER INCOME (EXPENSE), NET	(85)	51	--

LOSS BEFORE INCOME TAX	(3,947)	(33,585)	(29,150)

INCOME TAX BENEFIT (EXPENSE)	(1,464)	(2,659)	1,277

LOSS FOR THE PERIOD	$(5,411)	$(36,244)	$(27,873)

BASIC LOSS PER ORDINARY SHARE

Loss per share	$(0.02)	$(0.18)	$(0.17)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
RECONCILIATION OF REPORTED GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars in thousands)

	Three months ended March 31,		Three months ended March 31,				Three months ended March 31,
	2011	2010	2011		2010		2011	2010
	non-GAAP		Adjustments (see a, b, c, d below)				GAAP

REVENUES	$120,620	$113,796	$--		$--		$120,620	$113,796

COST OF REVENUES	67,573	64,499	22,502	(a)	32,975	(a)	90,075	97,474

GROSS PROFIT	53,047	49,297	(22,502)		(32,975)		30,545	16,322

OPERATING COSTS AND EXPENSES

Research and development	5,252	5,524	372	(b)	330	(b)	5,624	5,854
Marketing, general and administrative	7,794	8,597	1,775	(c)	1,716	(c)	9,569	10,313

	13,046	14,121	2,147		2,046		15,193	16,167

OPERATING PROFIT	40,001	35,176	(24,649)		(35,021)		15,352	155

FINANCING EXPENSE, NET	(6,928)	(6,158)	(12,286	)(d)	(27,633	)(d)	(19,214)	(33,791)

OTHER INCOME (EXPENSE), NET	(85)	51	--		--		(85)	51

PROFIT (LOSS) BEFORE INCOME TAX	32,988	29,069	(36,935)		(62,654)		(3,947)	(33,585)

INCOME TAX EXPENSE	(1,464)	(2,659)	--		--		(1,464)	(2,659)

NET PROFIT (LOSS) FOR THE PERIOD	$31,524	$26,410	$(36,935)		$(62,654)		$(5,411)	$(36,244)

NON-GAAP GROSS MARGINS	44%	43%

NON-GAAP OPERATING MARGINS	33%	31%

NON-GAAP NET MARGINS	26%	23%

(a)
Includes depreciation and amortization expenses in the amounts of $22,264 and $32,764 and stock based compensation expenses in the amounts of $238 and $211 for the three months ended March 31, 2011 and 2010, respectively; the main reason for the depreciation and amortization decrease in the three months ended March 31, 2011 as compared to the three months ended March 31, 2010 is an expenses reduction resulted from the receipt by the Company of a grants approval certificate from the Israeli Investment Centre according to the Company's press release dated January 2, 2011; such certificate receipt resulted in a reduction in the cost of property and equipment eligible for grants that has been purchased by Tower since 2006.

(b)
Includes depreciation and amortization expenses in the amounts of $163 and $145 and stock based compensation expenses in the amounts of $209 and $185 for the three months ended March 31, 2011 and 2010, respectively.

(c)
Includes depreciation and amortization expenses in the amounts of $346 and $335 and stock based compensation expenses in the amounts of $1,429 and $1,381 for the three months ended March 31, 2011 and 2010, respectively.

(d)	Non-gaap financing expense, net includes interest on an accrual basis, whether paid or payable.